650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 14, 2012

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Gabriel Eckstein
Patrick Gilmore
Jamie John

Re:	Gigamon LLC

Registration Statement on Form S-1

Filed July 13, 2012

File No. 333-182662

Ladies and Gentlemen:

On behalf of Gigamon LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 9, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-182662) filed with the Commission on July 13, 2012 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No.1.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 1.

General

1.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that neither the Company nor anyone authorized on behalf of the Company has provided written materials to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of such materials in the event that they are provided to potential investors that are qualified institutional buyers or institutional accredited investors in the future.

In addition, the Company advises the Staff that no broker or dealer that is participating or will participate in the offering has published or distributed research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart our Business Startups Act. The Company undertakes to provide the Staff with copies of such research reports in the event that they are published or distributed in the future.

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

    Securities and Exchange Commission

    September 14, 2012

2.	We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause the Staff to issue additional comments. The Company will provide the price range in a subsequent amendment to the Registration Statement when available.

3.	We note that you are requesting confidential treatment of the Distribution Agreement with Interlink Communication Systems, Inc. We will respond to your request for confidential treatment under separate cover.

The Company acknowledges the Staff’s comment and appreciates the Staff’s attention to its request for confidential treatment.

Explanatory Note

4.	Please tell us whether the conversion to a Delaware corporation will be complete before the effective date of this registration statement. In addition, tell us:

•	whether the post-conversion entity currently exists as a matter of law;

•	when the issuer and its officers and directors intend to sign the registration statement; and

•	how the legality opinion required under exhibit 5.1 of your registration statement will be affected by the timing of the conversion to a Delaware corporation.

Also, tell us whether the conversion is exempt from registration under the Securities Act.

The Company advises the Staff that the conversion from a Delaware limited liability company to a Delaware corporation will be completed at least one business day prior to the effective date of the Registration Statement. The Company also advises the Staff that, as a matter of Delaware law, the post-conversion entity currently exists as Gigamon LLC, and that the entity will continue to exist following the conversion to Gigamon Inc.

Promptly following the completion of the conversion, and prior to the effective date of the Registration Statement, the Company intends to file an amendment to the Registration Statement pursuant to which Gigamon Inc. would expressly adopt the Registration Statement as its own for all purposes of the Securities Act of 1933 (the “Securities Act”). In addition, each of the persons set forth on the signature page to the Registration Statement that is on file with the Commission immediately prior to the conversion are expected to continue to serve Gigamon Inc. in the same capacities after the conversion, and will sign (and the Company will file) an amendment to the Registration Statement promptly following the conversion and before the effective date of the Registration Statement (the “Post-Conversion Amendment”). The Company will also file the legal opinion required under exhibit 5.1 in connection with the filing of the Post-Conversion Amendment.

The Company advises the Staff that the conversion and exchange of Gigamon LLC units for Gigamon Inc. capital stock is exempt from registration under the Securities Act pursuant to Section 3(a)(9).

    Securities and Exchange Commission

    September 14, 2012

Table of Contents

5.	Please move the paragraphs following the dealer delivery obligation disclosure to a more appropriate place in your document after the risk factor disclosure, as these disclosures are not required under Items 501 and 502 of Regulation S-K.

The Company acknowledges the Staff’s comment and has deleted the sentence regarding “statistical data, estimates and forecasts” in the prospectus. The Company respectfully submits that, although not required under Items 501 and 502 of Regulation S-K, the current placement of the other paragraphs that follow the dealer delivery obligation disclosure is customary in prospectuses and the Company requests that the Staff permit the Company to retain such disclosure in its current location.

Prospectus Summary

Overview, page 1

6.	Please clarify in the third paragraph and on page 93 of the Business section on what bases the companies you refer to are considered to be the top in their respective industries.

The Company advises the Staff that it has revised the disclosure on pages 1, 49, 82 and 95 to address the Staff’s comment.

7.	Please balance the disclosure of your revenues in the last paragraph on page 1 and in the Business section by including a comparable presentation of your net income.

The Company advises the Staff that it has revised the disclosure on pages 1, 50 and 82 to address the Staff’s comment.

Need for a Comprehensive Visibility Solution, page 2

8.	Regarding the independent survey by Enterprise Strategy Group, as well as the industry reports and publications by Gartner and International Data Corporation, please tell us whether they were prepared for your company or for the offering. Also, provide us with supplemental copies of the survey, reports, and publications from which the data in the prospectus is extracted. Mark the reports appropriately to designate the portions you rely upon in making the statements in the prospectus.

The Company advises the Staff that neither the independent survey nor the industry reports or publications were prepared for it or for use in the Registration Statement. In addition, the Company is supplementally providing to the Staff the relevant portions of the independent survey by Enterprise Strategy Group, as well as the industry reports and publications by Gartner and International Data Corporation as cited in the Registration Statement. Please refer to the materials attached as Annex I. To expedite the Staff’s review, the Company has marked the survey, reports and publications so that the Staff can easily locate and review the relevant data, together with a cross-reference to the appropriate location in Amendment No. 1.

Risk Factors, page 12

9.	Based on the segment information you provide on page F-28, it appears that revenues from Europe may be increasing. Please consider including a risk factor regarding the effects on your revenues of the current disruptions in the European economies or tell us why you do not believe that such a risk factor is appropriate.

The Company advises the Staff that it has revised the disclosure on page 22 to address the Staff’s comment.

    Securities and Exchange Commission

    September 14, 2012

10.	We note your disclosure in the carryover sentence at the bottom of page F-22 regarding adjustments to deferred tax assets and liabilities, which will result in adjustments to retained earnings and paid-in capital. Please tell us what consideration you gave to including a risk factor highlighting these adjustments.

The Company advises the Staff that the adjustments referred to on page F-22 are related to the pro forma presentation showing the conversion of the Company from a limited liability company to a corporation (the “Conversion”). The Company has historically been a pass-through entity which is why no deferred tax balances are reflected in its consolidated financial statements. The pro forma information will be presented to reflect what the financial position of the Company would have been had the Company been a corporation as of June 30, 2012 or a more recent date depending on the timing of the offering. Following the conversion of the Company to a corporation, it will be subject to federal and state income taxes similar to other corporations and as such, the Company advises the Staff that it has revised the disclosure on pages 79 and 80 to address the Staff’s comment. As outlined on pages 79 and 80, in connection with the Conversion, the Company expects to establish a deferred tax asset, which deferred tax asset would be available in the future to offset taxable income. The Company respectfully submits to the Staff that the primary risk related to such deferred tax asset would be the Company’s inability to utilize the asset, and that such a risk would only materialize if the Company is unable to remain profitable in the future. In that regard, the Company respectfully submits to the Staff that risks related to the Company’s business, financial condition and operating results are already adequately addressed in the Risk Factors section of the Registration Statement. In addition, the Company respectfully advises the Staff that any future adjustments that may be made to retained earnings or paid in capital in connection with the Conversion would be accounting adjustments only and, as a result, would not impact the Company’s underlying business, financial condition or operating results. As such, the Company does not believe that a risk factor more specific to these adjustments would be helpful to investors.

We rely on third-party channel partners..., page 18

11.	Please expand your risk factor disclosure to include the figures in your table on page F-9 for the most recently completed fiscal year and quarterly period.

The Company advises the Staff that it has revised the disclosure on pages 18 and 19 to address the Staff’s comment.

Dividend Policy, page 41

12.	Regarding the disclosure in the second paragraph, please clarify how you determined the amount of distribution payable from your cash and cash equivalents and how you calculated the adjusted net income. Also clarify how you arrived at the $7.4 million distribution payable balance.

The Company advises the Staff that it has revised the disclosure on page 41 to address the Staff’s comment. Additionally, the Company advises the Staff that the distribution payable balance has been updated to reflect the June 30, 2012 balance of $7.7 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 50

13.	You disclose in the last risk factor on page 22 that the average selling price of your product has decreased from time to time. With a view to disclosure, please tell us why you do not discuss the effects of lower prices when comparing the changes in revenues to prior periods, such as on pages 57, 59, and 61. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

The Company advises the Staff that it has revised the disclosure on pages 56, 58 and 60 to further expand on the reasons for the increase in product revenue to address the Staff’s comment. In addition, the Company respectfully submits to the Staff that the Registration Statement does not include disclosure regarding the impact of changes in the average selling price of its products for any period-to-period comparison other than the six months ended June 30, 2012 and 2011, and the years ended December 31, 2010 and 2011, because the impact of such changes were not material to the Company’s product revenue for any other period-to-period comparison.

    Securities and Exchange Commission

    September 14, 2012

Revenue, page 53

14.	Please expand your disclosure in the penultimate sentence to explain in more specific detail the relationship between shifts in product and services revenue, such as the extent of the lag and any fluctuations in service revenues during the duration of the service contracts.

The Company advises the Staff that it has revised the disclosure on page 52 to address the Staff’s comment.

Revenue, page 57

15.	You disclose in the penultimate sentence on page 57 that the increase in product revenue was partially offset by lower unit sales. Please disclose the reason for the lower unit sales and quantify, if practicable.

The Company advises the Staff that it has revised the disclosure on page 56 to disclose that the significant majority of the increase in product revenue was due to new product sales and to a lesser extent due to increased sales of the Company’s existing product portfolio.

Critical Accounting Policies

Stock-based compensation expense, page 72

16.	We note disclosure on page 73 that the fair value of the shares of common stock underlying your stock-based awards was estimated on each grant date by your board of directors. Please tell us whether you obtained a valuation performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

The Company advises the Staff that it obtained valuations performed by an unrelated third party valuation specialist. Additionally, the Company advises the Staff that it has revised the disclosure on pages 72, 73 and 75 to address the Staff’s comment.

17.	We note the disclosure on page 72 that your expected term and volatility assumptions were based upon a peer group of publicly traded companies. Similarly, we note on page 74 that you derive the discount rate and exit terminal multiples used in your income approach and your market approach assumptions from an analysis of comparable industry peer companies. Please confirm that the same set of companies is used in all of your valuation assumptions and estimates and update your disclosure accordingly. Also revise to disclose any limitations or uncertainties over comparability.

The Company confirms to the Staff that the comparable industry peer companies used in the volatility assumptions for stock-based compensation are generally the same as the companies utilized in the market approach of its valuation reports as of March 31, 2012 and June 30, 2012. The Company excluded a few of the comparable industry peer companies from the volatility calculation that, due to their larger size and the resulting lower volatility, the Company did not deem relevant for its size and stage of development. In addition, the Company has revised its disclosures related to the expected term determination to disclose the use of the simplified method.

The Company advises the Staff that it has revised the disclosure on page 74 to reflect the basis and assumptions it has used to determine the comparable industry peer companies selected.

    Securities and Exchange Commission

    September 14, 2012

18.	We note that your March 31, 2012 valuation determined aggregate equity value using both the income and market approaches. Please describe and quantify the specific material assumptions and multiples used in your market approach. Additionally, describe and quantify any specific material assumptions used in the income approach in addition to the discount rate already disclosed.

The Company advises the Staff that it has revised the disclosure on pages 73 through 78 to address the Staff’s comment. The Company has augmented its disclosures to more fully describe the material assumptions used to derive its enterprise value under the market approach, including key assumptions used in the Option-Pricing Model used in each of the valuations.

19.	For any future options grants, discuss the significant factors contributing to the difference in the fair value determined between each grant and equity related issuance as of the date of your current registration statement. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

The Company advises the Staff that it has revised the disclosure on pages 76 through 78 to address the Staff’s comment. The Company will continue to provide the requested information in subsequent amendments to the Registration Statement, as applicable.

20.	When you know your estimated IPO price, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company acknowledges the Staff’s request to include the estimated offering price range in its Registration Statement. The Company confirms that it will do so in a subsequent amendment to the Registration Statement.

Further, the Company supplementally advises the Staff that it initiated formal discussions with the underwriters regarding the offering in March 2012, when the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. The purpose of the meetings was to select the underwriters for the offering. The underwriters did not provide the Company with any formal valuation of the Company at these meetings, and have not done so through the date of this response letter. The Company will promptly advise the Staff of the Company’s estimated offering price range when available, including the date on which the underwriters first communicate to the Company their estimated offering price range for the Company’s stock.

21.	Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO price range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

The Company acknowledges the Staff’s request and confirms that in a subsequent amendment to the Registration Statement after the Company has received an estimated offering price range for the IPO from the underwriters, the Company will include the requested reconciliation and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the estimated offering price range.

22.	We note your placeholder disclosure on page 76 regarding the intrinsic value of all outstanding options based upon the midpoint of the estimated offering price range. Consider revising to separately disclose the intrinsic value of all outstanding vested and unvested options.

The Company advises the Staff that it has revised the disclosure on page 77 to address the Staff’s comment.

    Securities and Exchange Commission

    September 14, 2012

23.	For any options granted or other share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

The Company advises the Staff that Amendment No. 1 presents June 30, 2012 as the most recent balance sheet date, and has further revised the disclosure on page 75 to reflect the impact of subsequent options granted and other share-based issuances on the Company’s financial statements. The Company will continue to provide the requested information in subsequent amendments to the Registration Statement.

Business, page 79

24.	Refer to the disclosure in the first risk factor on page 23. In an appropriate place in the Business section, please provide a description of the rights of return by your channel partners and any significant exercises of those rights.

The Company advises the Staff that it has revised the disclosure on page 95 to address the Staff’s comment. The Company supplementally advises the Staff that the one channel partner that has rights of return has not made any significant exercises of those rights.

Overview, page 79

25.	Refer to the first sentence. In an appropriate place in this section, please provide a basis for your claim that you have developed an “innovative solution” and disclose those aspects of your products that distinguish it from those of your competitors. Similarly, provide a basis for the claim on page 88 regarding your market leadership.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it has reliable third party support for its assertion that it has developed an “innovative solution” and has established itself as a market leader within the network traffic visibility market. For example, in an April 18, 2012 report, Gartner, Inc. stated that “Gigamon was a forerunner in adding intelligence to standard switching in 2003 to pioneer [network packet brokers], and has continued with good marketing and penetration into multiple buying segments. One of the largest players in this space in terms of revenue and company size, Gigamon often is the target for other vendors to reach.” In addition, this report notes that “Gigamon platforms include various offerings that have diverse connectivity and software functionality …,” and that “Gigamon is a market innovator, with support for the latest networking technologies….” The Company has provided herewith as Annex II, on a supplemental basis, a copy of this research report with the relevant portions highlighted. This report was not commissioned by the Company.

As noted in the preceding paragraph and the supplemental materials provided to the Staff, the Company believes that its early position as an innovator in the traffic visibility market, combined with its continued position as a recognized leader in such market, supports the assertion that the Company has developed an “innovative solution” and has established itself as a market leader within the network traffic visibility market.

The Company directs the Staff to pages 87 to 88 of Amendment No. 1 for a list of the key features that it believes distinguish its Traffic Visibility Fabric from alternative solutions offered by its competitors, and respectfully submits to the Staff that such disclosure, as currently drafted, adequately addresses the Staff’s comment in this regard. In addition, the Company advises the Staff that it was the recipient of the 2012 Frost & Sullivan Product Differentiation Excellence Award in the Global Traffic Visibility Solutions Market, which further demonstrates the Company’s product differentiation. In its 2012 report, Frost & Sullivan notes that its competitive benchmarking “clearly shows that a strong focus on product differentiation by focused research and development, an international reach through its elite customers, and highly noteworthy financial performance over the years have given Gigamon a leading edge over its competitors” and that “[t]he highly innovative, scalable, efficient, and cost-effective GigaVUE product line of Gigamon demonstrates the quality of its product offerings.” The Company has provided herewith as Annex III, on a supplemental basis, a copy of this research report with the relevant portions highlighted. This report was not commissioned by the Company.

    Securities and Exchange Commission

    September 14, 2012

Need for a Comprehensive Visibility Solution, page 85

26.	Please clarify what you mean by “IT leaders” in the second sentence and disclose the date of the survey.

The Company advises the Staff that it has revised the disclosure on pages 2 and 87 to address the Staff’s comment by removing the reference to “IT Leaders.”

27.	Please disclose the basis for your belief in the last paragraph that the market is underpenetrated.

The Company advises the Staff that it has revised the disclosure on page 87 to address the Staff’s comment by removing the reference to the market being “under-penetrated.”

Products, page 90

28.	Please define “NEBS” and explain the purpose of the EAL2 certification.

The Company advises the Staff that it has revised the disclosure on pages 92 and 93 to address the Staff’s comment.

29.	You state on page 91 that the cost of GigaVUE and GigaSECURE products more than offsets the “high cost of 10 Gigabit IPS tools.” Please disclose how you concluded that these tools are considerably higher cost than your products.

The Company advises the Staff that it has revised the disclosure on page 93 to address the Staff’s comment.

Customer Support, page 92

30.	Please expand the carryover sentence at the bottom of page 92 to disclose when ongoing maintenance services are not sold to end-user customers.

The Company advises the Staff that it has revised the disclosure on page 95 to address the Staff’s comment.

Sales and Marketing, page 93

31.	On page F-9 you identify as customers certain distributors and resellers that accounted for more than 10% of your revenues. Please tell us why you do not identify those customers by name. Refer to Item 101(c)(1)(vii) of Regulation S-K. To the extent you have contractual agreements with Customers A and B, please include a discussion of the material contract terms and file, or confirm that you have filed, the agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that it has revised the disclosure on page 96 to identify Interlink Communications Systems, Inc. and Management Communication Services, Inc. as a distributor and a reseller, respectively, each accounting for more than 10% of its revenues in certain recent periods, and to describe the material terms of the agreements with each. In addition, the Company advises the Staff that each such agreement will be filed as an exhibit with a subsequent amendment to the Registration Statement.

32.	Please disclose the indemnification provisions that you mention on page F-20 and explain how losses could exceed the amounts received under these customer agreements.

The Company advises the Staff that it enters into agreements with customers and other third parties, from time to time in the ordinary course of business, where the Company’s indemnification obligations are not limited to the revenue generated pursuant to the underlying contract. The Company has not incurred any material costs related to such obligations and there are no liabilities probable or estimable at this time. In addition, the Company has expanded the risk factor on pages 21 and 22 in response to the Staff’s comment.

    Securities and Exchange Commission

    September 14, 2012

Competition, page 95

33.	In the sixth bullet point you mention the breadth of your portfolio as one of the competitive factors. You also disclose that you compete favorably on this basis. At the bottom of page 12, however, you cite your limited number of products as a risk. Please revise and ensure that you disclose any negative factors regarding your competitive position in accordance with Item 101(c)(1)(x) of Regulation S-K.

The Company advises the Staff that it has revised the disclosure on pages 97 to 98 to address the Staff’s comment.

Executive Compensation

2011 Summary Compensation Table, page 104

34.	Please explain why the amounts in the Non-Equity Incentive Plan Compensation column differ from the amounts indicated in the second paragraph on page F-19.

The Company supplementally advises the Staff that, unlike the amounts in the Non-Equity Incentive Plan Compensation column, the amount indicated in the third to last paragraph on page F-18 reflects additional amounts paid to founders who are no longer with the Company and that such amounts are not considered compensation that the Company paid to, or that was earned by, the named executive officers set forth in the Registration Statement for the year ended December 31, 2011.

Certain Relationships and Related Party Transactions

Loans to Founders, page 112

35.	Please disclose the date of distributions that resulted in the repayment of the loans to founders and the amount of interest accrued on such date.

The Company advises the Staff that it has revised the disclosure on page 116 to reflect that the advance distribution loans made to the founders in 2009 and 2010 were repaid in December of each respective year by application of the distribution payable from that year’s profits to the principal loan amounts. In addition, the Company has disclosed that the calculated accrued interest from the date of the loans through the date the loans were repaid in December of each respective year was approximately $14,649 in 2009 and $2,083 in 2010 for each of the founders.

In addition, the Company supplementally advises the Staff that, in August 2012, while preparing the response to this comment from the Staff, the Company discovered that an inadvertent error was made in calculating the accrued interest owed by each founder on the loans made to each such founder in 2009. As a result, when the Company collected the principal and accrued interest from each of the founders in December 2009, the Company collected approximately $9,692 less in interest from each such founder than it should have with respect to their loans. The audit committee of the board of directors of the Company (the “Audit Committee”), as well as the Company’s board of directors (the “Board”), were promptly informed of the matter and, following deliberations, the Board and Audit Committee required each of the founders to repay $10,312 in cash to the Company to satisfy the remaining amount due on his loans, which amount includes $620 of additional interest owed by each such founder as a result of the underpayment of interest due on the loans made in 2009. Such amounts were repaid by the founders in August 2012. The Company has also confirmed that the interest owed on all other advance distribution loans made to founders in prior periods and subsequent periods were calculated properly, and that all such amounts owed by the founders were timely collected. Although the Company has not made such loans since 2010 and will not do so in the future, the Company, the Board and the Audit Committee continue to work on strengthening existing, and on implementing new, internal controls and procedures. Despite the fact that the error was inadvertent, was limited to 2009, that immediate remedial steps were taken by the Board and the Audit Committee upon discovery of the error, and that all amounts outstanding under the advance distribution loans have now been repaid by the founders, the unpaid interest that remained outstanding until the August 2012 repayment may constitute a violation of Section 402 of the Sarbanes Oxley Act of 2002, which prohibits an issuer from extending or maintaining personal loans to its directors or executive officers.

The Company has included information about this inadvertent error on page 116 of Amendment No. 1.

    Securities and Exchange Commission

    September 14, 2012

Principal and Selling Stockholders, page 116

36.	We note that you provide information in this section as of March 31, 2012. Please update your disclosure to provide information in the selling shareholder table as of the most recent practicable date.

The Company advises the Staff that it has revised the disclosure on pages 120 to 121 to address the Staff’s comment.

37.	Please revise footnote (4) to your table on page 117 to eliminate any uncertainty regarding the natural persons that have beneficial ownership and voting and investment power of the shares held by entities affiliated with Highland Capital Partners. You may state, if true, that the persons named are deemed to have beneficial ownership.

The Company advises the Staff that it has revised the disclosure on page 121 to address the Staff’s comment.

Description of Capital Stock

Fully Paid and Non-Assessable, page 119

38.	We note that you do not attribute this disclosure to counsel. Please revise or advise.

The Company acknowledges the Staff’s comment and has deleted the disclosure on page 123.

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

39.	We note your disclosure on page F-12 that you have established vendor-specific objective evidence (VSOE) of fair value for maintenance and support contracts because the majority of selling prices fall within a narrow range when sold separately. Please describe, in detail, the methodology for establishing VSOE of your maintenance and support services including the volume and range of standalone sales used to establish VSOE. We further note on page 92 that you offer two-tiered maintenance and support agreements. Please tell us how the pricing of any premium support affects the allocation of maintenance revenue in your multiple-element arrangements.

The Company supplementally advises the Staff that the Company generally uses the Bell-Shaped-Curve approach to determine VSOE. Under this method, VSOE of fair value is determined by evaluating the price paid for products or services sold independently of other elements. In order to establish that VSOE of fair value exists for a range of prices, a majority of those prices must be clustered within a reasonably narrow pricing range. The Company defines a majority as approximately 80% of the VSOE population, and a reasonable range to be 20% either above or below the midpoint price of the range.

The Company advises the Staff that it has established VSOE for each tier of support provided to customers. Accordingly, the Company allocates the fair value of the support for each tier at the mid-point of the established VSOE range.

40.	We note your disclosure on page 50 that you provide your channel partners with marketing assistance, training and support. Please describe your accounting policy related to the channel partner programs.

The Company advises the Staff that in accordance with ASC 605-50, Revenue Recognition – Customer Payments and Incentives, the Company’s policy is to account for cash payments to a channel partner as a reduction of the selling price of the products or services provided to the channel partner, or if the Company has evidence of fair value of the separable and indentifiable benefit received, as marketing expense. To date, the amounts relating to these channel partner programs have not been material to the Company. For example, the total amounts relating to these channel partner programs was $6,000, $60,000 and $135,000 for the years ended December 31, 2009, 2010 and 2011, respectively. In addition, the Company advises the Staff that it has revised the disclosure on pages 71 and F-12 in response to the Staff’s comment.

    Securities and Exchange Commission

    September 14, 2012

Note 3 – Restatement of Previously Issued Financial Statements, page F-14

41.	We note on page F-16 that net income was affected by the restatement. Please tell us your consideration of the requirement in ASC 250-10-50-7 to disclose the effect of the correction on any per share amounts.

The Company advises the Staff that, as a private company, the Company had not previously disclosed per share amounts in its audited financial statements. The Company advises the Staff that it has revised its disclosure of the per share amounts on pages F-15 and F-16 to address the Staff’s comment.

42.	We note you determined that the fair value of the common units of Gigamon Systems exceeded the exercise price of the common unit options granted to Gigamon Systems’ employees during 2007 and 2008 and therefore you recorded adjustments to your financial statements for the three years ended December 31, 2011. Please provide the following additional details about these adjustments:

•

Tell us whether the withholdings reflected in the adjustment relate to options that have already been exercised. To the extent that the adjustment relates to options that have not been exercised, please provide further discussion about the basis for your adjustment.

•	Tell us whether you revised your determination of the grant date fair value and if so whether additional compensation expense was recorded.

•

Given that the adjustments relate to options granted during 2008 and 2007, tell us whether the error had an impact in those years. To the extent that the error did impact 2008 and 2007, provide your consideration for restating the selected financial data included elsewhere in this registration statement.

The Company advises the Staff that the common unit options granted to Gigamon Systems’ employees during 2007 and 2008 had not been exercised as of June 30, 2012. Under the applicable provisions of the Internal Revenue Code, the Company recorded the liability based on the fair value of the units as of the end of each reporting period, including specific interest and penalties.

The Company advises the Staff that the Company has revised its determination of the grant date fair value in conjunction with the restatement and has recorded additional compensation expense to the 2009, 2010 and 2011 consolidated financial statements.

The Company advises the Staff that the options granted during 2007 and 2008 had no impact on the Company’s 2007 financial statements and an impact of approximately $120,000 or 1.6% on the Company’s net income for 2008. The Company considered the materiality of the adjustments when preparing the selected financial data for 2008 and concluded that such adjustments were immaterial to the presented data and therefore did not reflect them.

    Securities and Exchange Commission

    September 14, 2012

Note 8 – Members’ Deficit

Pro Forma Stockholders’ Equity (Unaudited), page F-22

43.	We note that the pro forma consolidated balance sheet on page F-3 will reflect the conversion of Gigamon LLC to Gigamon Inc. (LLC Conversion). We further note that pro forma balance sheet data presented elsewhere in the registration statement (e.g. Summary Consolidated Financial and Other Data on page 10 and the Capitalization table on page 42) reflects the LLC Conversion as well as the conversion of all outstanding preferred stock into common stock. Please clarify these inconsistencies. If your pro forma balance sheet will reflect the conversion of all outstanding preferred stock into common stock, please also clarify why it is appropriate to assume the conversion of preferred stock into common stock. In this regard, tell us whether the holders of preferred stock indicated their intent to convert the preferred shares or if the conversion is automatic upon certain events as defined in an agreement. Please advise.

The Company advises the Staff that, in accordance with Rule 11-01(a) of Regulation S-X, it is disclosing pro forma stockholders’ equity assuming the conversion of all outstanding preferred stock into common stock. Accordingly, the Company has revised the disclosure on page F-3 such that the presentation of the Company’s pro forma balance sheet data is now consistent throughout the Registration Statement.

In addition, the Company advises the Staff that the Company expects all shares of outstanding preferred stock to convert to shares of common stock immediately prior to the completion of the offering. In accordance with its Restated Limited Liability Company Agreement, dated as of January 20, 2010, as amended (the “LLC Agreement”), all shares of outstanding preferred units automatically convert into common units upon the written consent of the holders of a majority of the preferred units then issued and outstanding, voting as a separate class. Upon the Conversion, however, the LLC Agreement will terminate and the certificate of incorporation in place upon the Conversion is expected to include similar terms to those in the LLC Agreement with respect to the automatic conversion of shares of preferred stock into shares of common stock, and the parties that will hold a majority of the preferred stock after the Conversion have indicated their intent to vote for a conversion of all preferred stock into common stock prior to the completion of the offering. As a result, all outstanding shares of preferred stock are expected to convert into shares of common stock immediately prior to the completion of the offering.

Note 9 – Performance Unit Plan (PUP), page F-23

44.	We note that amount distributable under the PUP shall be made only upon a Change of Control, as defined in the plan. We further note that there are separate time-based vesting conditions. This seems to imply that the Change of Control provision impacts exercisability rather than vesting. However, your disclosure on page 77 states that “performance units will only vest” upon a Change of Control. Please advise and update your disclosure as necessary.

The Company advises the Staff that it has revised the disclosure on pages 78, F-22 and F-23 in response to the Staff’s comment to clarify the vesting conditions for the performance unit awards.

    Securities and Exchange Commission

    September 14, 2012

45.	We note in Section 9.B of the PUP in Exhibit 10.2 that in the event that a participant’s continuous status terminates, their vested performance units will not terminate if a Change of Control occurs within three months of their termination. Please update your disclosure to reflect this term of the agreement.

The Company advises the Staff that it has revised the disclosure on pages 78, 79, F-22 and F-23 in response to the Staff’s comment to explain that vested performance unit awards will not terminate if a Change of Control occurs within three months of the performance unit holder’s termination of service.

Item 16. Exhibits and Financial Statement Schedules, page II-3

46.	Please file or tell us why you are not required to file your Loan and Security Agreement with Silicon Valley Bank. Refer to Item 601(b)(10) of Regulation S-K.

The Company advises the Staff that it is filing its Loan and Security Agreement with Silicon Valley Bank as an exhibit to Amendment No. 1.

* * * * *

    Securities and Exchange Commission

    September 14, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Jeffrey D. Saper or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri

Enclosures

cc (w/encl.):	Ted C. Ho
Paul B. Shinn
Gigamon LLC

Jeffrey D. Saper
Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline
Anthony J. McCusker
Goodwin Procter LLP

Danny Wallace
PricewaterhouseCoopers LLP